BY EDGAR FILING AND FACSIMILE TRANSMISSION1

December 6, 2010

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention: Hugh West

Re:	The Bank of New York Mellon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2010
File No. 000-52710

Dear Mr. West:

With respect to a comment letter dated November 4, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), this letter is our response to the Staff’s Comment Letter (the “Response”) relating to The Bank of New York Mellon Corporation’s (the “Company”) annual report on Form 10-K for the year ended December 31, 2009 and quarterly report on Form 10-Q for the quarter ended June 30, 2010.

Company Response

For your convenience, the text of the Staff’s comment is set forth in bold followed by our response. The headings and numbered response set out below correspond to the heading and numbered comment in the Staff’s Comment Letter. We appreciate the time that the Staff has taken to discuss this matter with us.

Form 10-Q for the Quarterly Period Ended June 30, 2010

[1]

Certain confidential portions of this letter were omitted by redaction. The word “[Redacted]” has been inserted in place of the portion so omitted. Copies of the letter containing the redacted portion have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83.

Notes to Consolidated Financial Statements

Note 18 – Commitments and Contingencies

Legal Proceedings, page 95

1.	We note your response to prior comment one from our letter dated July 23, 2010; however, we do not believe your disclosure complies fully with the criteria and guidance in ASC 450. Specifically, we refer to the introductory and generic disclosures that a range cannot be estimated and are unclear why you believe you are in full compliance with the above referenced guidance. It is apparent that the litigation matters you have disclosed are significant to investors, that the stages of litigation vary among cases, and thus a more transparent discussion of the reasonably possible loss or range of possible losses of at least some of these cases, which can be done on an aggregate basis, is required so that an investor may understand your liability exposure. These disclosures should be updated quarterly as additional information is obtained and new cases are filed. Please provide us with your proposed disclosure revise your future filings.

In response to the Staff’s comments above, we note that our litigation-related disclosure for the third quarter of 2010 states that, for disclosed matters where an unfavorable outcome is reasonably possible but not probable, the range of possible losses either cannot be estimated or, to the extent that a range could possibly be determined, the range would be so imprecise, uncertain or wide as to not be meaningful. We respectfully submit that this disclosure does comply with ASC 450, which provides that the disclosure of reasonably possible unrecognized contingencies shall include either an estimate of the possible range of loss or a statement that such an estimate cannot be made.

In future filings, with the Staff’s guidance in mind, we will diligently undertake a fresh look in an effort to determine whether a meaningful estimate of any reasonably possible unrecognized contingencies can be made. Where a meaningful estimate of the range of loss can be made for any such contingencies, we will disclose the relevant amounts on an aggregate basis. At this time, the form and content of our next filing is under active consideration, as we continue to examine and refine our future disclosure language. We expect to be able to provide the Staff with our proposed form of disclosure by January 6, 2011.

2.	In addition to our comment above, we note you recorded a $164 million charge for special litigation reserves in the first quarter of 2010. Please address the following:

a.	Discuss the substance of the charge and what caused or triggered the accrual. In this regard, tell us what new information was brought to light and the timing of when you became aware of such information which was used as a basis to determine the amount and timing of this accrual.

b.	In regards to the bullet above, please ensure that you bridge your response to the litigation disclosures discussed in Note 18. Explain why, if applicable, there is no clear connection between your disclosures throughout MD&A and Note 18.

The litigation reserve amount of $164 million referred to in our Form 10-Q for the first quarter of 2010, is associated with “several matters,” as noted in the Form 10-Q. (See p. 6; see also p. 28, referring to “several existing matters.”) These matters were all disclosed at Note 17 of the Form 10-Q, under the caption “Legal Proceedings.” (See pp. 87-90.) In future filings, to the extent our MD&A explicitly references litigation reserves, we will reference the litigation disclosures in the notes to our financial statements.

In each of these legal matters, developments occurred during the first quarter of 2010 that caused the Company to increase its reserves for those matters in the aggregate amount noted in the Form 10-Q. These developments consisted of significant settlement demands presented in the context of regulatory investigations that stimulated discussions making settlements probable and reasonably estimable, and the issuance of an adverse judicial ruling in one of the matters. The developments are reflected in Note 17, in that the disclosure contained there refers to ongoing discussions with regulatory authorities, and the issuance of an adverse judicial ruling. Additional detail is contained in the attached Exhibit I, for which confidential treatment has been requested.

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Should you have any additional questions or comments, please contact me at (212) 635-1247 (facsimile transmission (212) 635-1121) or Kevin McCarthy, Global Head of Litigation and Regulatory Enforcement at (212) 635-1193 (facsimile transmission (212) 635-1061).

Yours very truly,

THE BANK OF NEW YORK MELLON CORPORATION

/s/ Jane Sherburne
Name:	Jane Sherburne
Title:	General Counsel

cc:	KPMG LLP

Exhibit I

[Redacted]